Texen Oil and Gas Announces New Exploration Agreement

Houston, Texas, December 6, 2004- Texen Oil and Gas, Inc. (OTC.BB: TXE), is pleased to announce that it's wholly owned subsidiary, Texas Brookshire Partners Inc. has acquired from Texas Columbia Energy Management, LLC their rights and interests in an exploration agreement to develop the West Flank of the Brookshire Dome Field located in Waller and Austin Counties, Texas.

"This agreement will allow the company the opportunity to further its development in the highly productive Brookshire Salt Dome Field," states D. Elroy Fimrite, President and CEO of Texen Inc. The Brookshire Dome Field has produced over four million barrels of oil to date.

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas properties in Victoria, DeWitt and Waller Counties, Texas.   Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO on the OTC bulletin board.   For   additional   information,   please   visit   our   web   site   at: http://www.texenoilandgas.com/

Forward-Looking Statements: This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.